Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
TLSS Acquisition, Inc.	Delaware
Patriot Glass Solutions, LLC	Texas
TLSS Operations Holding Company, Inc.	Delaware
TLSS-CE, Inc.	Delaware
TLSS-STI, Inc.	Delaware
Shyp CX, Inc.	New York
Shyp FX, Inc.	New Jersey
JFK Cartage Co., Inc.	New York
Severance Trucking Co., Inc.	Massachusetts
Severance Warehousing, Inc.	Massachusetts
McGrath Trailer Leasing, Inc.	Maine